Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS REPORTS RECORD QUARTER ONE REVENUE
FOR IMMEDIATE RELEASE: May 3, 2011
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest auctioneer of industrial equipment, announces net earnings for the three months ended March 31, 2011 of $16.6 million, or $0.16 per diluted share, and adjusted net earnings of $13.6 million, or $0.13 per diluted share. This compares to net earnings and adjusted net earnings of $12.7 million, or $0.12 per diluted share, for the three months ended March 31, 2010, representing a year-over-year increase of 7% in adjusted net earnings. Adjusted net earnings is a non-GAAP financial measure and is defined below. The Company’s auction revenues for the three months ended March 31, 2011 were $88.5 million, compared to $83.5 million for the same period in 2010. The Company conducted 37 industrial auctions in 11 countries throughout North America, Europe, the Middle East, Central America and Australia during the first quarter of 2011. All dollar amounts in this release are presented in U.S. dollars.
Quarterly dividend
The Company also announces the declaration of a quarterly cash dividend of $0.105 per common share payable on June 10, 2011 to shareholders of record on May 20, 2011.
Gross auction proceeds and auction revenues
For the three months ended March 31, 2011, gross auction proceeds were $851 million, 10% higher than in the same period in 2010. Excluding gross auction proceeds of $47 million from the sale of the megayacht Apoise in the first quarter of 2010, the increase would have been 17%. Gross auction proceeds is a non-GAAP financial measure and is described below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.48% during the first three months of 2011, compared to 10.39% in the first three months of 2010.
Online bidding statistics
Ritchie Bros. sold over $223 million of equipment, trucks and other assets to online bidders during the first quarter of 2011, representing a 19% increase compared to the same period in 2010 (2010 — $187 million). Internet bidders comprised approximately 46% of the total bidder registrations at Ritchie Bros. industrial auctions in the first quarter of 2011. Since launching its real-time online bidding service in 2002, the Company has now sold almost $4.4 billion worth of trucks, equipment, and other assets to online bidders confirming Ritchie Bros.’ position as the world’s largest seller of used equipment and trucks to online buyers.
Website statistics
Ritchie Bros. has just celebrated the first anniversary of its new multi-language rbauction.com website. The Company experienced a 29% increase in visits to its website from non-English speakers and they made up 20% of the visits during the three months ended March 31, 2011.
There was a 29% increase in the number of unique visitors to rbauction.com for the three months ended March 31, 2011 compared to the same period in 2010. Roughly 1.0 million unique visitors made 10.7 million equipment searches during the quarter ended March 31, 2011 compared to 0.8 million unique visitors and 7.9 million searches, respectively, in the same period in 2010.

Strategic initiatives
The Company has made meaningful progress on the implementation of its strategic initiatives announced previously, which are designed to deliver better value to its customers and extend the appeal of the Company’s auctions, enhancing its ability to attract new customers. In particular, Ritchie Bros. is on track to introduce more detailed equipment information starting July 1, 2011, and expects to introduce ancillary services such as customer finance, insurance and warranty programs around the same time. Ritchie Bros.’ revised administrative fee structure will take effect on July 1, 2011 and the Company continues to anticipate a positive impact on its net earnings as a result of these initiatives.
Summary comments
Peter Blake, the Company’s CEO remarked: “We are pleased to have achieved the largest first quarter gross auction proceeds and auction revenues in our history. Our strong performance reflected increasing optimism among equipment owners and early signs of momentum returning to the equipment industry. During the first quarter of 2011, we continued to see tight supply of late model used equipment and strong competition in the marketplace, and we were successful achieving strong prices across most categories of equipment. Our auction revenue rate returned to a more sustainable level during the quarter because the performance of our at risk business was lower than the above trend performance in 2010. The proportion of our business that was at risk during the quarter increased in response to customer demand as we helped them achieve their sale objectives.”
Mr. Blake continued: “We remain optimistic about our prospects for the balance of 2011 as the used equipment market around the world continues to return to a more balanced state. Construction activity in a number of our markets around the world remains uncertain, and sustained improvement will be important for maintaining strength in the used equipment market over the longer term. However, our strategic initiatives are progressing well and we are looking forward to the implementation of a number of exciting new services on July 1, including our detailed equipment information and customer finance programs.”
Transition to International Financial Reporting Standards (IFRS)
From January 1, 2011, the Company is required to report financial results in accordance with IFRS as issued by the IASB. The qualitative impact of the transition on net earnings for the comparative three month period ended March 31, 2010 is a $0.1 million reduction. This is due to a change in the recognition of expense for stock options that vest over more than one year. Other changes in accounting and financial reporting on transition are detailed in the notes to the Company’s condensed consolidated financial statements for the three months ended March 31, 2011, available on SEDAR.
Definitions of non-GAAP measures
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Consolidated Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. Ritchie Bros. offers services that enable the world’s builders to easily and confidently exchange equipment. The Company conducts hundreds of unreserved public auctions each year, selling a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Ritchie Bros. has over 110 locations in more than 25 countries, including 43 auction sites worldwide. The Company maintains a website at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.

Earnings conference call
Ritchie Bros. is hosting a conference call to discuss its financial results for the three months ended March 31, 2011 at 8:00am Pacific Time (11:00am Eastern Time) on May 3, 2011. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; changes in equipment owner behaviour; supply and competition in the used equipment market; the impact of new initiatives, services and features on the Company and its customers, and the Company’s long-term growth strategy and success. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s online bidding initiatives; economic and other conditions in local, regional and global markets; ongoing access to capital; the Company’s ability to create compelling business solutions that enable the world’s builders to easily and confidently exchange equipment and successfully execute its strategic initiatives; customer responses to new services and fees, and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010 and for the three months ended March 31, 2011, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Condensed Consolidated Interim Income Statements	Three months ended	Three months ended
(Amounts in table and related footnotes are in USD thousands,	March 31, 2011	March 31, 2010
except share and per share amounts)	(unaudited)	(unaudited)

Gross auction proceeds (1)	$851,283	$776,659

Auction revenues (1)	$88,463	$83,544
Direct expenses (1)	8,933	10,685

	79,530	72,859
Selling, general and administrative expenses:
Depreciation	10,312	6,409
Other selling, general and administrative expenses	49,873	46,535

	60,185	52,944

Earnings from operations	19,345	19,915

Other income (expense):
Foreign exchange gain (loss)	(487)	(430)
Gain on disposition of property, plant and equipment	3,639	85
Other income	684	(278)

	3,836	(623)

Finance income (costs):
Finance income	680	611
Finance costs	(1,457)	(1,278)

	(777)	(667)

Earnings before income taxes	22,404	18,625

Income taxes	5,834	5,918

Net earnings (2)	$16,570	$12,707

Net earnings per share	$0.16	$0.12
Net earnings per share — diluted	$0.16	$0.12

Weighted average shares outstanding	105,809,701	105,412,766
Diluted weighted average shares outstanding	106,611,182	106,080,428

Net earnings	$16,570	$12,707

Less: after-tax gain on sale of excess property (2)	2,995	—

Adjusted net earnings	$13,575	$12,707

Adjusted net earnings per share	$0.13	$0.12
Adjusted net earnings per share — diluted	$0.13	$0.12

(1)	Gross auction proceeds, auction revenues and direct expenses for the three months ended March 31, 2010 include the results of the auction of Apoise for $46,790, $850 and $180 respectively.

(2)	Net earnings for the three months ended March 31, 2011 included total gains of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Surrey, British Columbia permanent auction site.

	March 31, 2011	December 31, 2010
Selected Balance Sheet Data (USD thousands)	(unaudited)	(unaudited)

Current assets	$416,852	$182,678
Current liabilities	360,058	137,135

Working capital	$56,794	$45,543

Total assets	$1,123,237	$872,558
Non-current borrowings	$138,537	$135,886
Total shareholders’ equity	$604,079	$579,867

	Three months ended	Three months ended
Selected Operating Data (unaudited)	March 31, 2011	March 31, 2010

Auction revenues as percentage of gross auction proceeds(1)	10.39%	10.76%
Number of consignments at industrial auctions	8,478	7,902
Number of bidders at industrial auctions	84,706	76,527
Number of buyers at industrial auctions	20,687	21,479
Number of lots at industrial auctions	58,000	62,000
Number of permanent auction sites	35	33
Number of regional auction units	8	7
Number of industrial auctions	37	40

(1)	For the three months ended March 31, 2010, the rate includes the results of the auction of Apoise. Excluding the results of the Apoise auction, auction revenues as a percentage of gross auction proceeds were 11.33%.

	Twelve months ended	Twelve months ended
Average Industrial Auction Data (unaudited)	March 31, 2011	March 31, 2010

Gross auction proceeds	$14.3 million	$17.9 million
Bidder registrations	1,460	1,700
Consignors	167	202
Lots	1,160	1,400

For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary
Phone:	778 331 5500
Fax:	778 331 4628
Email:	ir@rbauction.com